SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2015

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA HOLDINGS, S.A. APPOINTS NEW SENIOR VICE-PRESIDENT OF COMMERCIAL AND PLANNING

      Copa Holdings, S.A. Appoints Senior Vice-President of Commercial and Planning

PANAMA CITY, March 23, 2015 -- Copa Holdings is pleased to announce the appointment of Mr. Dennis Cary as Senior Vice-President of Commercial and Planning effective April 7.

Mr. Cary has extensive experience in the airline industry having occupied high level positions in Sales, Marketing, Loyalty Programs, and Revenue Management. He has a BS in Computer Science from California State University, Northridge and an MBA from Duke University.

His experience in the airline industry began in 1991 when he joined American Airlines, where he held various revenue management, sales, and loyalty related positions within the company. He then joined United Airlines in 2004 as Vice-President of Revenue Management and shortly thereafter was named Senior Vice-President, Chief Marketing and Customer Officer. Before joining Copa Airlines, he was Vice-President and Head of the Airline Practice for ICF International (formerly SH & E), a leading consultant for airlines and other aviation companies.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 73 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com .

CONTACT: Rafael Arias – Panama, Director-Investor Relations, +507 304-2431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/23/2015
	By:	/s/ José Montero
Name: José Montero Title: CFO